UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Partial Amendments to Consolidated Business Results for Fiscal 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: May 9, 2005
	By	/s/ Kaneo Ito
Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated May 9, 2005, concerning the partial amendment to its consolidated business results for fiscal 2005, ended March 31, 2005, which were announced on April 27, 2005.

For Immediate Release
May 9, 2005

Pioneer Announces Partial Amendments to
Consolidated Business Results for Fiscal 2005

TOKYO — Pioneer Corporation today announced as follows, partial amendments to its consolidated business results for fiscal 2005, ended March 31, 2005, which were announced on April 27, 2005.

Points of Amendments
(1)	OPERATING REVENUE BY SEGMENT

	(In millions of yen)
	Year ended March 31
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥87,954	12.0%	¥78,798	11.2%	111.6%
Overseas	213,274	29.1	202,684	29.0	105.2

Home Electronics	301,228	41.1	281,482	40.2	107.0

Domestic	120,260	16.4	121,708	17.4	98.8
Overseas	183,150	25.0	170,479	24.3	107.4

Car Electronics	303,410	41.4	292,187	41.7	103.8

Domestic	–	–	–	–	–
Overseas	10,237	1.4	11,821	1.7	86.6

Patent Licensing	10,237	1.4	11,821	1.7	86.6

Domestic	53,935	7.3	62,792	9.0	85.9
Overseas	64,838	8.8	52,603	7.4	123.3

Others	118,773	16.1	115,395	16.4	102.9

Domestic	262,149	35.7	263,298	37.6	99.6
Overseas	471,499	64.3	437,587	62.4	107.7 *

Total	¥733,648	100.0%	¥700,885	100.0%	104.7%

*	Amended figures.

(2)	CONSOLIDATED BALANCE SHEETS

			(In millions of yen)
	March 31		Increase/
	2005	2004	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥116,681	¥192,419	¥(75,738)
Trade receivables, less allowance	132,176	112,055	20,121
Inventories	109,015	107,806	1,209
Others	69,024	67,508	1,516

Total current assets	426,896	479,788	(52,892)

Investments and long-term receivables	28,828	33,725	(4,897)
Property, plant and equipment, less depreciation	210,145	156,201	53,944
Intangible assets	24,052	18,966	5,086
Other assets	35,246	33,862	1,384

Total assets	¥725,167	¥722,542	¥2,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥33,152	¥23,327	¥9,825
Current portion of long-term debt	19,276 *	4,510	14,766 *
Trade payables	96,335	79,439	16,896
Others	102,407	116,022	(13,615)

Total current liabilities	251,170 *	223,298	27,872 *

Long-term debt	81,219 *	89,691	(8,472) *
Other long-term liabilities	42,371	58,771	(16,400)
Minority interests	18,168	17,844	324
Shareholders’ equity:
Common stock	49,049	49,049	–
Capital surplus	82,735	82,464	271
Retained earnings	260,556	273,718	(13,162)
Accumulated other comprehensive income (loss)	(47,669)	(61,829)	14,160
Treasury stock	(12,432)	(10,464)	(1,968)

Total shareholders’ equity	332,239	332,938	(699)

Total liabilities and shareholders’ equity	¥725,167	¥722,542	¥2,625

Breakdown of accumulated other comprehensive income (loss)
Minimum pension liability adjustments	¥(11,186)	¥(22,930)	¥11,744
Net unrealized holding gain on securities	8,250	9,103	(853)
Cumulative foreign currency translation adjustments	(44,733)	(48,002)	3,269

Total accumulated other comprehensive income (loss)	¥(47,669)	¥(61,829)	¥14,160

*	Amended figures.

#     #     #     #     #

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/ir-e